UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    and (Amendment No. __)

              STERILE CONCEPTS HOLDINGS INC.
              ------------------------------
                     (Name of Issuer)

              Common Stock, no par per share
              (Title of Class of Securities)

                         85915P109
                         ---------
                       (CUSIP Number)

                   Peter M. Schoenfeld
             c/o Schroder Wertheim & Co. Inc.
                   787 Seventh Avenue
                New York, New York  10019
                     (212) 492-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       July 8, 1996
  (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule
because of Rule 13d-1(b)(3) or (4), check the following
box.       [ ]

Check the following box if a fee is being paid with the statement. [X]


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                                SCHEDULE 13D

CUSIP No. 85915P109                       Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Schroder Wertheim & Co. Incorporated


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   47,800

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   259,700

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   47,800

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   259,700

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   307,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   5.6%

14.  TYPE OF REPORTING PERSON
                    (a)   BD IA
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Item 1.  SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the "Common Stock") of Sterile Concepts Holdings
Inc., a Virginia corporation (the "Company"), whose principal executive offices are located at 5100 Commerce
Road, Richmond, VA 23234.

Item 2.  IDENTITY AND BACKGROUND

     This statement on Schedule 13D is filed by Schroder
Wertheim & Co. Incorporated ("Schroder Wertheim" or the
"Reporting Person"), a Delaware corporation. There is no formal or informal group or arrangement between Schroder
Wertheim or with or among any of the persons or entities named in this Schedule 13D with respect to the Common
Stock of the Company.

     The principal business address for Schroder Wertheim is 787 Seventh Avenue, New York, New York 10019. Schroder
Wertheim is a registered broker-dealer and investment adviser and its principal business consists of engaging in the investment banking, investment advisory and institutional brokerage businesses. Attached hereto as Annex A is a list of each director and executive officer of Schroder Wertheim. Except as indicated on Annex A, the present principal occupation of each of these individuals is serving as a director or executive officer in Schroder
Wertheim and their business address is 787 Seventh Avenue, New York, New York 10019. Except as indicated on Annex A, each of the persons included in Annex A is a U.S. citizen.

     Neither Schroder Wertheim, nor any of its directors or executive officers has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS.

     As of the date hereof, Schroder Wertheim beneficially owns 307,500 shares of Common Stock acquired for an aggregate consideration of $6,193,525. Such shares are held in accounts of its customers managed by Schroder
Wertheim as well as Schroder Wertheim's own accounts.
Schroder Wertheim's customers include investment partnerships in which Schroder Wertheim serves as general partner and in which Schroder Wertheim has a pecuniary interest. The funds for the purchase of shares of Common
Stock owned by accounts managed by Schroder Wertheim have come from their owners. The funds for the purchase of shares of Common Stock owned by Schroder Wertheim are obtained from Schroder Wertheim's working capital.
Schroder Wertheim's working capital may, at any given time, include funds borrowed in the ordinary course of its ongoing general business activities.


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Item 4.   PURPOSE OF TRANSACTION

     The shares of Common Stock beneficially owned by Schroder Wertheim were acquired solely for investment purposes.

     Schroder Wertheim has no intention or plans to affect or influence the control of the Company, but is filing this Schedule 13D because a portion of the holdings reported herein were acquired through Schroder Wertheim's risk arbitrage activities in its proprietary accounts and as such may be deemed by interpretation of the Securities and Exchange Commission to be made in connection with a transaction having the effect of changing control of the Company.

     Schroder Wertheim does not have any present plan or proposals which relate to, or would result in any of the actions specified in clauses (a) through (j) of Schedule
13D under the Securities Exchange Act of 1934. Additional shares may be acquired and any or all such shares may be disposed of at any time or from time to time, in each case depending on market conditions. Schroder Wertheim reserves the right, however, to contact the Company's management to influence management's decision with respect to various offers currently outstanding to purchase the Company.


Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     Schroder Wertheim may be deemed to beneficially own
307,500 shares of the Common Stock of the Company, representing approximately 5.6% of the outstanding shares.
A portion of such shares are held in the accounts of various customers of Schroder Wertheim, with respect to which accounts the Reporting Person has shared investment and sole voting discretion. For information with respect to the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock deemed to be beneficially owned by Schroder Wertheim, see
Rows 7-10 of the cover page. Schroder Wertheim disclaims that it is the beneficial owner of any of the shares held in its customers' accounts, except to the extent Schroder
Wertheim has a pecuniary beneficial interest in the investment partnerships for which it serves as general partner and investment adviser. To the best knowledge of Schroder Wertheim, each of the persons maintaining an account with Schroder Wertheim has the right to receive or the power to direct the receipt of dividends and/or interests from, or the proceeds from the sale of, the shares of Common Stock held in such person's account.

     Attached hereto as Annex B is a chart which includes all transactions undertaken during the period May 10, 1996 through July 8, 1996, in which Schroder Wertheim purchased for its own accounts and accounts of its customers shares of Common Stock. All such transactions were made in the open market.


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Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH RESPECT TO
                   SECURITIES OF THE ISSUER.

     Neither Schroder Wertheim nor Schroder Wertheim's management has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.   EXHIBITS.

     None

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  SCHRODER WERTHEIM & CO. INCORPORATED

                                  By:/s/ Peter M. Schoenfeld
                                  --------------------------
                                  Peter M. Schoenfeld
                                  Vice Chairman and Vice President



Date:  July 18, 1996

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                                  ANNEX A

              Name, Principal Occupation and Citizenship of Each
                  Director and Officer of Schroder Wertheim

Name and Business            Principal Occupation          Citizenship*1
    Address

James A. Harmon              Non-Executive Chairman
                             of the Board and Director

Peter M. Schoenfeld          Vice Chairman,
                             Vice President and Director

Steven Kotler                Chief Executive
                             Officer, President,
                             Chief Operating
                             Officer and Director

Patrick J. Borruso           Vice President, Treasurer,
                             Secretary, Chief Financial
                             Officer and Director

Robert J. Chamine            Vice President and
                             Director

Michael Dura                 Vice President and
                             Director

Ilan Kaufthal                Vice President and
                             Director

Mack F. Rosoff               Vice President and
                             Director

Mark L. Shapiro              Vice President and
                             Director

Jeffrey Stambovsky           Vice President and
                             Director

Barry J. Tarasoff            Vice President and
                             Director

Philip Augar                 Director; Group               United Kingdom
                             Schroders plc
                             Managing Director,

Nicholas R. MacAndrew        Director; Group
120 Cheapside, London        Managing Director,
EC2V6DS England              Schroders plc                  United Kingdom




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*1  Except as otherwise noted, each of the persons included in this Annex is a U.S. Citizen

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                             ANNEX A (continued)


Name and Business            Principal Occupation                Citizenship*1
     Address

George W. Mallinckrodt       Director; Director and              United Kingdom
120 Cheapside, London        Executive Chairman,
EC2V6DS England              Schroders plc;
                             Director,J. Henry
                             Schroder Wagg & Co.,
                             Limited

I. Peter Sedgwick            Director; Chief                     United Kingdom
33 Gutter Lane, London       Executive, Schroders
EC2V8AS England              Investment Management
                             Limited; Director, J.
                             Henry Schroder Wagg &
                             Co., Limited



Jean B. Solandt              Director; Director and              United Kingdom
120 Cheapside, London        Group Managing
EC2V6DS England              Director, Schroders
                             plc; Director, J.
                             Henry Schroder Wagg &
                             Co., Limited

Alan D. Cohn                 Vice President

Gail Gordon                  Vice President

Anthony Savoca               Vice President

Joseph R. Wekselblatt        Vice President

Albert A. Compitello         Assistant Comptroller


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*1  Except as otherwise noted, each of the persons included in this Annex is a U.S. Citizen

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                                   ANNEX B
      Transactions for the Period May 10, 1996 through July 8,1996


TRADE DATE                    QUANTITY            PRICE PER SHARE
Sold  5/22/96                 12,000              20.875
Sold  5/31/96                  7,500               22.820
Buy   6/3/96                   7,500               22.375
Buy   6/17/96                 80,000               19.875
Buy   6/18/96                 35,000               19.813
Buy   6/19/96                 50,800               19.750
Buy   7/8/96                  57,500               20.000







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